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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               ----------------

                                 SCHEDULE 14D-9

               Solicitation/Recommendation Statement Pursuant to
            Section 14(d)(4) of the Securities Exchange Act of 1934

                               ----------------

                                  EXOGEN, INC.
                           (Name of Subject Company)

                                  EXOGEN, INC.
                       (Name of Person Filing Statement)

                               ----------------

                    Common Stock, Par Value $.0001 Per Share
                         (Title of Class of Securities)

                               ----------------

                                  302092-10-1
                     (CUSIP Number of Class of Securities)

                               ----------------

                              Patrick A. McBrayer
                     President and Chief Executive Officer
                                  Exogen, Inc.
                              10 Constitution Ave.
                          Piscataway, New Jersey 08855
                                 (732) 981-0990
      (Name, Address and Telephone Number of Persons Authorized to Receive
   Notices and Communications on behalf of the person filing this Statement)

                               ----------------

                                   Copies to:

                            Ellen B. Corenswet, Esq.
                           Luci Staller Altman, Esq.
                        Brobeck, Phleger & Harrison LLP
                           1633 Broadway, 47th Floor
                            New York, New York 10019
                                 (212) 581-1600

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                                 INTRODUCTION

   This Solicitation/Recommendation Statement on Schedule 14D-9 (this "Schedule 14D-9" or this "Statement") relates to an offer by Smith & Nephew Acquisition, Inc., a Delaware corporation and wholly-owned subsidiary of Smith & Nephew, Inc., a Delaware corporation, to purchase all of the Shares (as defined below) of Exogen, Inc., a Delaware corporation. Capitalized terms used herein and not otherwise defined shall have the meaning assigned to them in the Offer to Purchase dated July 30, 1999.

Item 1. Security and Subject Company.

   The name of the subject company is Exogen, Inc., a Delaware corporation (the "Company"), and the address of the principal executive offices of the Company is 10 Constitution Avenue, Piscataway, New Jersey 08855. The title of the class of equity securities to which this statement relates is the Company's common stock, par value $.0001 per share (together with the preferred stock purchase rights associated therewith, the "Shares").

Item 2. Tender Offer of the Bidder.

   This Statement relates to the tender offer (the "Offer") described in the Tender Offer Statement on Schedule 14D-1 dated July 30, 1999 (as amended or supplemented, the "Schedule 14D-1"), filed by Smith & Nephew Acquisition, Inc., a Delaware corporation ("Purchaser"), a wholly owned subsidiary of Smith & Nephew, Inc, a Delaware corporation ("Parent"), and an indirect wholly-owned subsidiary of Smith & Nephew plc, a corporation organized under the laws of England and Wales ("S&N"), with the Securities and Exchange Commission (the "Commission") relating to an offer by Purchaser to purchase all the issued and outstanding Shares at a price of $5.15 per Share, net to the seller in cash, without interest thereon (the "Offer Price"), upon the terms and subject to the conditions set forth in Purchaser's Offer to Purchase dated July 30, 1999, as amended or supplemented, and the related Letter of Transmittal (which together constitute the "Offer Documents"). The Offer Documents indicate that the principal executive offices of Parent and Purchaser are located at 1450 Brooks Road, Memphis, Tennessee 38116.

   The Offer is being made pursuant to the Agreement and Plan of Merger dated as of July 25, 1999 (the "Merger Agreement"), among the Company, Parent and Purchaser. A copy of the Merger Agreement is filed as Exhibit 1 to this
Schedule 14D-9 and is incorporated herein by reference in its entirety. Pursuant to the Merger Agreement, following the consummation of the Offer, upon the satisfaction or waiver of certain conditions, Purchaser will be merged with and into the Company (the "Merger"). In the Merger, each Share outstanding immediately prior to the effective time of the Merger (other than Shares owned by the Company, any wholly-owned subsidiary of the Company, Parent, Purchaser or any other subsidiary of Parent, or Smith & Nephew Holdings, Inc., a Delaware corporation ("Holdings"), or by stockholders, if any, who are entitled to and who properly exercise their dissenters' rights under the General Corporation Law of the State of Delaware (the "DGCL")) will, by virtue of the Merger and without any action by the holder thereof, be converted into the right to receive $5.15 per Share (or any higher price paid per Share in the Offer), net to the seller in cash, without interest thereon (the "Merger Consideration"), upon the surrender of the certificate formerly representing such Share. The Merger Agreement is summarized in Item 3 of this
Schedule 14D-9.

Item 3. Identity and Background.

   a. The name and address of the Company, which is the person filing this
Schedule 14D-9, are set forth in Item 1 above. Unless the context otherwise requires, references to the Company in this Schedule 14D-9 are to the "Company" and its direct and indirect subsidiaries, viewed as a single entity.

   b. Certain contracts, agreements, arrangements or understandings between the Company and its executive officers, directors and certain of its affiliates are described below.

   On August 10, 1998, the Company and Parent entered into a multi-year master agreement, together with a U.S. sales representative agreement and a stock purchase agreement, under which Parent obtained exclusive rights to market the Company's SAFHS devices in the United States. Parent paid $4.1 million (or $5.00 per share) to purchase 820,000 shares of the Company's Common Stock at the closing. An additional up-front fee of

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$1.0 million was paid for sales representative rights in the United States.
The agreements also provide Parent with certain options resulting in potential additional aggregate payments to the Company of $5.0 million. The agreements also provide Parent a one-time right to purchase additional shares of the Company's Common Stock, in certain circumstances, up to 19% (including the shares already acquired by Parent) of the then outstanding shares of the Company's Common Stock, after giving effect to the shares issuable upon exercise of the right. Pursuant to the agreements, the Company filed a registration statement with the Securities and Exchange Commission following the closing date to register the shares of the Company's Common Stock sold to Parent under these agreements.

   The Company retained U.S. Bancorp Piper Jaffray Inc. ("U.S. Bancorp Piper Jaffray") as its financial advisor in connection with the Offer and the Merger. Pursuant to its agreements with the Company, dated May 4, 1999, U.S. Bancorp Piper Jaffray became entitled to receive a fee of (i) 1.5% of the aggregate consideration paid to stockholders in the Merger and (ii) $250,000 upon delivery of a fairness opinion (to be credited against any fee otherwise payable under clause (i)). In addition, $75,000, which was paid to U.S. Bancorp Piper Jaffray in connection with its analysis of the Company's strategic alternatives in early 1999, will be credited against any such fees due. The Company has agreed to reimburse U.S. Bancorp Piper Jaffray monthly for its reasonable out-of-pocket expenses incurred in connection with the Merger. Mr. Benson, a director of the Company, is President and Managing Director of Piper Jaffray Ventures, a wholly-owned subsidiary of U.S. Bancorp Piper Jaffray.

   In January 1999, the Company made a loan to Mr. Ryaby, Chairman of the Board and Chief Scientific Officer of the Company, which is evidenced by a promissory note for $80,000 due January 22, 2002 with an interest rate of 8% per annum. It is anticipated that the promissory note will be repaid upon consummation of the Offer.

   In January 1999, the Company made a loan to Mr. Talish, Vice President and Chief Technical Officer of the Company, which is evidenced by a promissory note for $125,000 due January 22, 2002 with an interest rate of 8% per annum. It is anticipated that the promissory note will be repaid upon consummation of the Offer.

   Except as described or incorporated by reference herein, to the knowledge of the Company, as of the date hereof, there exists no material contract, agreement, arrangement or understanding and no actual or potential conflict of interest between the Company or its affiliates and (i) the Company's executive officers, directors or affiliates or (ii) Purchaser or its executive officers, directors or affiliates.

Merger Agreement

   The following summary of the Merger Agreement is qualified in its entirety by reference to the Merger Agreement, a copy of which is filed as Exhibit 1 to this Schedule 14D-9 and is incorporated herein by reference. The Merger Agreement should be read in its entirety for a more complete description of the matters summarized below. Capitalized terms used below and not otherwise defined shall have the meanings assigned to them in the Merger Agreement.

 The Merger Agreement

   The Offer. The Purchaser commenced the Offer in accordance with the terms of the Merger Agreement. Each of the Company, Parent and the Purchaser has agreed to use its reasonable best efforts to take, or cause to be taken, all actions necessary to comply promptly with all legal requirements that may be imposed on itself with respect to the Offer and the Merger and shall promptly cooperate with and furnish information to each other in connection with any such requirements imposed upon any of them in connection with the Offer and the Merger. Each of the Company, Parent and the Purchaser shall, and shall cause its subsidiaries to, use its reasonable best efforts to take all reasonable actions necessary to obtain (and shall cooperate with each other in obtaining) any consent, authorization, order or approval of, or any exemption by, any governmental entity or other public or private third party required to be obtained or made by Parent, the Purchaser or the Company or any of their subsidiaries in connection with the Offer and the Merger or the taking of any action contemplated thereby or by the Merger Agreement, except that no party need waive any substantial rights or agree to any substantial limitation on its operations or to dispose of any assets.

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   The Merger. The Merger Agreement provides that, upon the terms and subject to the conditions of the Merger Agreement, and in accordance with the DGCL, the Purchaser shall be merged with and into the Company at the Effective Time. Following the Merger, the separate corporate existence of the Purchaser shall cease and the Company shall continue as the Surviving Corporation and shall succeed to and assume all the rights and obligations of the Purchaser and the Company in accordance with the DGCL. At the Effective Time, the Charter and the By-laws of the Company (the "By-laws") shall be the Charter and By-laws of the Surviving Corporation, and the directors of the Purchaser shall become the directors of the Surviving Corporation and the officers of the Company shall become the officers of the Surviving Corporation.

   Conversion of Securities. As of the Effective Time, by virtue of the Merger and without any action on the part of the Purchaser, the Company or the holders of any securities of the Purchaser or the Company, each Share (other than Shares owned by the Company, any subsidiary of the Company, Holdings, Parent, the Purchaser, any other subsidiary of Parent or by stockholders, if any, who are entitled to and who properly exercise dissenter's rights under the DGCL) shall be converted into the right to receive from the Surviving Corporation, in cash, without interest, the Offer Price. Each share of stock of the Purchaser issued and outstanding immediately prior to the Effective Time shall, at the Effective Time, by virtue of the Merger and without any action on the part of the holder of any shares of stock of the Purchaser, be converted into and become one fully paid and nonassessable share of common stock, $.0001 par value, of the Surviving Corporation.

   Representations and Warranties. In the Merger Agreement, the Company has made customary representations and warranties to Parent and the Purchaser. The representations and warranties of the Company relate, among other things, to its organization, good standing and corporate power; capital structure; authority to enter into the Merger Agreement and to consummate the transactions contemplated thereby; required consents and approvals and no violations; filings made by the Company with the Commission under the Securities Act and the Exchange Act (including financial statements included in the documents filed by the Company under these acts); information supplied by the Company; the absence of certain events since September 30, 1998; permits and compliance with laws; tax matters; actions and proceedings; certain agreements; benefit plans and employees and employment practices; compliance with worker safety laws; liabilities; products; certain labor matters; intellectual property matters and Year 2000 compliance; title to assets; state takeover statutes; the Rights Agreement; required votes; accounts receivable; inventories; environmental matters; suppliers and employees; insurance; transactions with affiliates; and brokers.

   The Purchaser and Parent have also made customary representations and warranties to the Company. Representations and warranties of the Purchaser and Parent relate, among other things, to: their organization, good standing and authority to enter into the Merger Agreement and the Stockholder Agreements and to consummate the transactions contemplated thereby; required consents and approvals and no violations; information supplied; ownership of shares; operations of the Purchaser; brokers; and financing.

   Rights Agreement. The Merger Agreement provides that the Company and the Rights Agent shall have executed an amendment to the Rights Agreement rendering the Rights Agreement inapplicable to the Offer, the Merger and the transactions contemplated thereby. In accordance with such requirement, immediately prior to the execution of the Merger Agreement, the Company and the Rights Agent executed the Second Amendment dated as of July 25, 1999 to Rights Agreement dated as of December 6, 1996, as amended, between the Company and the Rights Agent.

   Covenants Relating to the Conduct of Business. During the period from the date of the Merger Agreement to the Effective Time, the Company has agreed as to itself and its subsidiaries that, except as otherwise expressly contemplated or permitted by the Merger Agreement or except to the extent Parent shall otherwise consent in writing:

     (a) the Company shall, and shall cause each of its subsidiaries to, in all material respects carry on its business in the ordinary course of its business as currently conducted and, to the extent consistent therewith, use reasonable best efforts to preserve intact its current business organizations, keep available the services

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  of its current officers and employees and preserve its relationships with customers, suppliers and others having business dealings with it to the end that its goodwill and ongoing business shall be unimpaired at the Effective Time;

     (b) the Company shall not, and shall not permit any of its subsidiaries to, (i) other than dividends paid by wholly-owned subsidiaries, declare, set aside or pay any dividends on, or make any other actual, constructive or deemed distributions in respect of, any of its capital stock, or otherwise make any payments to its stockholders in their capacity as such,
  (ii) other than in the case of any subsidiary, split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock or (iii) purchase, redeem or otherwise acquire any shares of capital stock of the Company or any other securities thereof or any rights, warrants or options to acquire any such shares or other securities;

     (c) the Company shall not, and shall not permit any of its subsidiaries to, issue, deliver, sell, pledge, dispose of or otherwise encumber any shares of its capital stock, any other voting securities or equity equivalent or any securities convertible thereinto, or any rights, warrants or options (including options under the Company Stock Option Plan) to acquire any such shares, voting securities, equity equivalent or convertible securities, other than (i) the issuance of Shares upon the exercise of Company Stock Options outstanding on the date of the Merger Agreement in accordance with their current terms, (ii) the issuance of Shares upon exercise of the Warrants, and (iii) the grant of purchase rights or issuance of shares under the Stock Purchase Plan in accordance with Section 6.5 of the Merger Agreement;

     (d) the Company shall not, and shall not permit any of its subsidiaries to, amend its or their charters or by-laws;

     (e) the Company shall not, and shall not permit any of its subsidiaries to, acquire or agree to acquire by merging or consolidating with, or by purchasing a substantial portion of the assets of or equity in, or by any other manner, any business or any corporation, limited liability company, partnership, association or other business organization or division thereof or otherwise acquire or agree to acquire any assets;

     (f) the Company shall not, and shall not permit any of its subsidiaries to, sell, lease or otherwise dispose of, or agree to sell, lease or otherwise dispose of, any of its assets with a fair market value in excess of $10,000, other than sales of inventory that are in the ordinary course of business consistent with past practice;

     (g) the Company shall not, and shall not permit any of its subsidiaries to, incur any indebtedness for borrowed money, guarantee any such indebtedness or make any loans, advances or capital contributions to, or other investments in, any other person, other than (i) in the ordinary course of business consistent with past practices and, in the case of indebtedness and guarantees, in an amount not to exceed $100,000 and (ii) indebtedness, loans, advances, capital contributions and investments between the Company and any of its wholly-owned subsidiaries or between any of such wholly-owned subsidiaries, in each case in the ordinary course of business consistent with past practices;

     (h) the Company shall not, and shall not permit any of its subsidiaries to, alter (through merger, liquidation, reorganization, restructuring or in any other fashion) the corporate structure or ownership of the Company or any subsidiary;

     (i) except as otherwise disclosed by the Company to Parent on the date of the Merger Agreement, the Company shall not, and shall not permit any of its subsidiaries to, enter into or adopt any, or amend any existing, severance plan, agreement or arrangement or enter into or amend any Company Plan (as defined in the Merger Agreement) or employment or consulting agreement;

     (j) except as otherwise disclosed by the Company to Parent on the date of the Merger Agreement, the Company shall not, and shall not permit any of its subsidiaries to, increase the compensation payable or to become payable to its directors, officers or employees (except for increases in the ordinary course of business consistent with past practice in salaries or wages of employees of the Company or any of its

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  subsidiaries who are not officers of the Company or any of its subsidiaries) or grant any severance or termination pay to, or enter into any employment or severance agreement with, any director or officer of the Company or any of its subsidiaries, or establish, adopt, enter into, or, except as may be required to comply with applicable law, amend in any material respect or take action to enhance in any material respect or accelerate any rights or benefits under, any labor, collective bargaining, bonus, profit sharing, thrift, compensation, stock option, restricted stock, pension, retirement, deferred compensation, employment, termination, severance or other plan, agreement, trust, fund, policy or arrangement for the benefit of any director, officer or employee;

     (k) the Company shall not, and shall not permit any of its subsidiaries to, knowingly violate or knowingly fail to perform any obligation or duty imposed upon it or any subsidiary by any applicable material federal, state or local law, rule, regulation, guideline or ordinance;

     (l) the Company shall not, and shall not permit any of its subsidiaries to, make any change to accounting policies or procedures (other than actions required to be taken by generally accepted accounting principles);

     (m) the Company shall not, and shall not permit any of its subsidiaries to, prepare or file any tax return inconsistent with past practice or, on any such tax return, take any position, make any election, or adopt any method that is inconsistent with positions taken, elections made or methods used in preparing or filing similar tax returns in prior periods;

     (n) the Company shall not, and shall not permit any of its subsidiaries to, settle or compromise any Tax liability in excess of $100,000;

     (o) the Company shall not, and shall not permit any of its subsidiaries to, settle or compromise any claims or litigation in excess of $100,000 or commence any litigation or proceedings;

     (p) the Company shall not, and shall not permit any of its subsidiaries to, enter into or amend any agreement or contract (i) having a term in excess of 12 months and which is not terminable by the Company or a subsidiary without penalty or premium by notice of 60 days or less or (ii) which involves or is expected to involve future payments of $100,000 or more during the term thereof (provided that in the case of agreements or contracts with any customer, the margins anticipated from any such agreement or contract shall be consistent in all material respects with historical margins); enter into or amend any other agreement or contract material to the Company and its subsidiaries, taken as a whole; or purchase any real property, or make or agree to make any new capital expenditure or expenditures (other than the purchase of real property) which in the aggregate are in excess of $100,000;

     (q) the Company shall not, and shall not permit any of its subsidiaries to, pay, discharge or satisfy any claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction of any such claims, liabilities or obligations, in the ordinary course of business consistent with past practice or in accordance with their terms; and

     (r) the Company shall not, and shall not permit any of its subsidiaries to, authorize, recommend, propose or announce an intention to do any of the foregoing, or enter into any contract, agreement, commitment or arrangement to do any of the foregoing.

   No Solicitation. The Company shall not, nor shall it permit any of its subsidiaries to, nor shall it authorize or permit any officer, director or employee of or any financial advisor, attorney or other advisor or representative of, the Company or any of its subsidiaries to, (i) solicit, initiate or encourage the submission of, any Takeover Proposal (as defined below), (ii) enter into any agreement with respect to or approve or recommend any Takeover Proposal or (iii) participate in any discussions or negotiations regarding, or furnish to any person any information with respect to the Company or any subsidiary in connection with, or take any other action to facilitate any inquiries or the making of any proposal that constitutes, or may reasonably be expected to lead to, any Takeover Proposal; provided, however, that prior to the acceptance for payment of Shares pursuant to the Offer, if the Board of Directors of the Company reasonably determines that a Takeover Proposal constitutes a Superior

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Proposal (as defined below), then, to the extent required by the fiduciary obligations of the Board of Directors of the Company, as determined in good faith by a majority thereof after consultation with independent counsel, the Company may, in response to an unsolicited request therefor, and subject to compliance with the Merger Agreement, furnish information with respect to the Company and its subsidiaries to any person pursuant to a customary confidentiality statement (as determined by the Company's independent counsel) and participate in discussions or negotiations with such person. For purposes of the Merger Agreement, "Takeover Proposal" means any proposal for (i) a merger or other business combination involving the Company or any of its subsidiaries, (ii) any proposal or offer to acquire in any manner, directly or indirectly, an equity interest in or any voting securities of the Company representing 15% or more of the Shares or of the total voting securities of the Company outstanding or (iii) an offer to acquire in any manner, directly or indirectly, a substantial portion of the assets of the Company or any of its subsidiaries, other than the transactions contemplated by the Merger Agreement, and "Superior Proposal" means a bona fide proposal made by a third party to acquire the Company pursuant to a tender or exchange offer, a merger, a sale of all or substantially all of the Company's assets or otherwise on terms which a majority of the disinterested members of the Board of Directors of the Company determines, at a duly constituted meeting of the Board of Directors or by unanimous written consent, in its reasonable good faith judgment to be more favorable to the Company's stockholders than the Merger (based on the advice of the Company's independent financial advisor that the value of the consideration provided for in such proposal exceeds the value of the consideration provided for in the Merger) and for which financing, to the extent required, is then committed or which, in the reasonable good faith judgment of a majority of such disinterested members, as expressed in a resolution adopted at a duly constituted meeting of such members (based on the advice of the Company's independent financial advisor), is reasonably capable of being obtained by such third party.

   The Merger Agreement provides further that, the Company must advise Parent orally and in writing of (i) any Takeover Proposal or any inquiry with respect to or which could lead to any Takeover Proposal received by any officer or director of the Company or, to the knowledge of the Company, any financial advisor, attorney or other advisor or representative of the Company, (ii) the material terms of such Takeover Proposal (including a copy of any written proposal), and (iii) the identity of the person making any such Takeover Proposal or inquiry no later than 48 hours following receipt of such Takeover Proposal or inquiry. If the Company intends to furnish any person with any information with respect to any Takeover Proposal, the Company is required to advise Parent orally and in writing of such intention not less than two business days in advance of providing such information. The Company is further required to keep Parent fully informed of the status and material terms of any such Takeover Proposal or inquiry.

   Third Party Standstill Agreements. During the period from the date of the Merger Agreement through the Effective Time, the Company has agreed not to terminate, amend, modify or waive any provision of any confidentiality or standstill agreement to which the Company or any of its subsidiaries is a party (other than any involving Parent). The Company has also agreed to enforce, to the fullest extent permitted under applicable law, the provisions of any such agreements, including, but not limited to, obtaining injunctions to prevent any breaches of such agreements and to enforce specifically the terms and provisions thereof in any court of the United States or any state thereof having jurisdiction.

   Stock Based Compensation. Prior to the consummation of the Offer, the Board of Directors of the Company (or, if appropriate, any committee thereof) shall adopt appropriate resolutions and take all other actions necessary or appropriate to cause each option to purchase Shares that was outstanding as of the consummation of the Offer to vest in full and to become exercisable immediately prior to the consummation of the Offer with respect to all of the shares of the Company's Common Stock at the time subject to such option to purchase Shares. Each option to purchase Shares that is outstanding upon the consummation of the Offer shall be canceled as of the consummation of the Offer, in consideration for which, each holder of an option to purchase Shares will be entitled to receive from the Company an amount equal to (A) the product of (1) the number of Shares subject to such option and (2) the excess, if any, of the Offer Price over the exercise price per share for the purchase of Shares subject to such option, minus (B) all applicable federal, state and local taxes required to be withheld in

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respect of such payment. The amounts payable pursuant to the Merger Agreement
(as described in the second sentence of this paragraph) will be paid as soon as reasonably practicable following the acceptance for payment by the Purchaser pursuant to the Offer. The surrender of an option in exchange for the consideration contemplated in the Merger Agreement (as described in the second sentence of this paragraph) shall be deemed a release of any and all rights the holder of the option had or may have had in respect thereof.

   Pursuant to the Merger Agreement, the Company will take all actions necessary to ensure that the Purchase Period (as defined in the Stock Purchase
Plan) applicable to the options outstanding under the Stock Purchase Plan is shortened so as to have a Purchase Date (as defined in the Stock Purchase
Plan) that occurs before the acceptance for payment by the Purchaser of Shares pursuant to the Offer; and no current holder of an option to purchase Shares under the Stock Purchase Plan is permitted to increase his or her rate of payroll deduction under the Stock Purchase Plan from and after the date of the Merger Agreement.

   The Company has also agreed to take all actions necessary to provide that, effective as of acceptance for payment by the Purchaser of Shares pursuant to the Offer, the Company Stock Option Plan and any similar plan or agreement of the Company will be terminated, any rights under any other plan, program, agreement or arrangement relating to the issuance or grant of any other interest in respect of the capital stock of the Company or any of its subsidiaries will be terminated, and no holder of an option to purchase Shares will have any right to receive any shares of capital stock of the Company or, if applicable, the Surviving Corporation, upon exercise of any Company Stock Option.

   Warrants. Prior to the consummation of the Offer, the Company will take all actions necessary or appropriate to cause the warrant dated September 30, 1998, issued to Arthur A. Pilla and the warrant dated October 9, 1998, issued to Alessandro Chiabrera to, after the Effective Time of the Merger, represent the right to receive an amount equal to (A) the product of (1) the number of shares of Company's Common Stock subject to such Warrant and (2) the excess, if any, of the Merger Consideration over the Exercise Price (as defined in such Warrant) per share for the purchase of the Company Common Stock subject to such Warrant, minus (B) all applicable federal, state and local Taxes required to be withheld in respect of such payment.

   Indemnification. Pursuant to the Merger Agreement, Parent and the Purchaser agreed that from and after the Effective Time, Parent will cause the Surviving Corporation to indemnify and hold harmless all past and present officers and directors of the Company and of its subsidiaries to the same extent and in the same manner such persons are indemnified as of the date of the Merger Agreement by the Company pursuant to the DGCL, the Charter or the Company's By-laws for acts or omissions occurring at or prior to the Effective Time.

   Parent has also agreed to cause the Surviving Corporation to provide, for a period of not less than six years from the Effective Time, the Company's current directors and officers an insurance and indemnification policy that provides coverage for events occurring prior to the Effective Time that is substantially similar to the Company's existing policy or, if substantially equivalent insurance coverage is unavailable, the best available coverage; provided, however, that the Surviving Corporation will not be required to pay an annual premium for the director's and officer's insurance in excess of 150% of the last annual premium paid prior to the date of the Merger Agreement but in such case will purchase as much coverage as possible for such amount.

   Board Representation. The Merger Agreement provides that promptly after such time as the Purchaser acquires Shares pursuant to the Offer, the Purchaser will be entitled to designate at its option up to that number of directors of the Company's Board of Directors, subject to compliance with
Section 14(f) of the Exchange Act, as will make the percentage of the Company's directors designated by the Purchaser equal to the percentage of the aggregate voting power of the Shares held by Parent or any of its subsidiaries, and the Company shall at such time cause the Purchaser's designees to be so elected by its existing Board of Directors. However, in the event that the Purchaser's designees are elected to the Board of Directors of the Company, until the Effective Time, such Board of Directors shall have at least three directors who are directors on the date of the Merger Agreement and who are not officers of the Company (the "Independent Directors"). If the number of Independent Directors shall be reduced below three for any reason whatsoever, the remaining Independent

Directors shall designate a person or persons to fill such vacancy each of whom shall be deemed to be an Independent Director for purposes of the Merger Agreement or, if no Independent Directors then remain, the other directors of the Company as of the date of the Merger Agreement shall designate three persons to fill such vacancies who shall not be officers or affiliates of the Company or any of its subsidiaries, or officers or affiliates of Parent or any of its subsidiaries, and such persons shall be deemed to be Independent Directors for purposes of the Merger Agreement. In connection with the foregoing, the Company will promptly, at the option of Parent, either increase the size of the Company's Board of Directors and/or obtain the resignation of such number of its current directors as is necessary to enable the Purchaser's designees to be elected or appointed to the Company's Board of Directors as provided above.

   Conditions Precedent. The respective obligations of each party to effect the Merger shall be subject to the satisfaction (or waiver by each party) prior to the Effective Time of the following conditions: (i) the Merger Agreement (including the Merger) shall have been approved and adopted by the affirmative vote of the stockholders of the Company (unless the vote of stockholders is not required under the DGCL and the Company's Charter); (ii) any waiting period (and any extension thereof) applicable to the consummation of the Merger under the HSR Act or any other waiting periods under any applicable foreign laws shall have expired or been terminated; (iii) the Purchaser shall have previously accepted for payment and paid for Shares pursuant to the Offer, except that this condition shall not apply if the Purchaser shall have failed to purchase Shares pursuant to the Offer in breach of its obligations under this Agreement; and (iv) no court or other Governmental Entity (as defined in the Merger Agreement) having jurisdiction over the Company or Parent or any of their respective subsidiaries shall have enacted, issued, promulgated, enforced or entered any law, rule, regulation, executive order, decree, injunction or other order (whether temporary, preliminary or permanent) which is then in effect and has the effect of making the merger illegal.

   Termination. The Merger Agreement provides that it may be terminated at any time prior to the Effective Time, whether before or after the approval of the terms of the Merger Agreement by the stockholders of the Company: (a) by mutual written consent of Parent and the Company; (b) by either Parent or the
Company: (i) if (x) as a result of the failure of any of the conditions to the Offer as set forth in the Offer to Purchase, the Offer shall have terminated or expired in accordance with its terms without the Purchaser having accepted for payment any Shares pursuant to the Offer or (y) the Purchaser shall not have accepted for payment any Shares pursuant to the Offer prior to October 31, 1999 (provided that the right to terminate the Merger Agreement pursuant to this clause (b)(i) shall not be available to any party whose failure to perform any of its obligations under the Merger Agreement results in the failure of any such condition to the Offer or if the failure of such condition results from facts or circumstances that constitute a breach of any representation or warranty under the Merger Agreement by such party) or (ii) if any Governmental Entity shall have issued an order, decree or ruling or taken any other action permanently enjoining, restraining or otherwise prohibiting the acceptance for payment of, or payment for, Shares pursuant to the Offer and such order, decree or ruling or other action shall have become final and nonappealable; (c) by Parent or the Purchaser prior to the purchase of Shares pursuant to the Offer in the event of a breach by the Company of any representation, warranty, covenant or other agreement contained in the Merger Agreement which (i) would give rise to the failure of condition (e) or (f) described in the Offer to Purchase and (ii) cannot be or has not been cured within 30 days after the giving of written notice to the Company; (d) by Parent or the Purchaser if either Parent or the Purchaser is entitled to terminate the Offer as a result of the occurrence of any event set forth in paragraph (d) described in the Offer to Purchase; (e) by the Company if the Board of Directors of the Company reasonably determines that a Takeover Proposal constitutes a Superior Proposal and a majority of the Board of Directors of the Company determines in its reasonable good faith judgment, after consultation with outside counsel, that failing to terminate the Merger Agreement would constitute a breach of its fiduciary duties under applicable law; provided, that it has complied with the notice and other provisions of the Merger Agreement and it complies with requirements of the Merger Agreement relating to payment of Expenses and the Termination Fee (each as defined below under "Fees and Expenses"); and provided further that the Company may not terminate the Merger Agreement pursuant to this clause (e) unless and until 72 hours have elapsed following the delivery to Parent of a written notice of such determination by the Board of Directors of the Company; (f) by the Company, if (i) any of the representations or warranties of Parent or the Purchaser set forth in the Merger Agreement that are qualified as to materiality shall not be true and correct in any respect or any such representations or warranties that are not so qualified shall not be true and correct in any material respect or (ii) Parent or the Purchaser shall have failed to perform in any material respect any material obligation or to comply in any material respect with any material agreement or covenant of Parent or the Purchaser to be performed or complied with by it under the Merger Agreement and such untruth, incorrectness or failure cannot be or has not been cured within 30 days after the giving of written notice to Parent or the Purchaser, as applicable; or (g) by the Company, if the Offer has not been timely commenced. In the event of a termination of the Merger Agreement by either the Company or Parent, the Merger Agreement shall become void (except for certain specified provisions, including those pertaining to the payment of certain expenses and fees and except for certain confidentiality obligations of the parties) and there shall be no liability or obligation on the part of Parent, the Purchaser or the Company or their respective officers or directors, other than for liability for any breach of a representation or warranty contained in the Merger Agreement, the breach of any covenant contained in the Merger Agreement or for fraud.

   Fees and Expenses. Except as provided in the Merger Agreement, whether or not the Merger is consummated, all costs and expenses incurred in connection with the Offer, the Merger and the Merger Agreement and the transactions contemplated thereby shall be paid by the party incurring such costs and expenses.

   The Merger Agreement provides that the Company will pay, or cause to be paid, in same day funds to Parent the following amounts under the circumstances and at the times set forth as follows: (i) if Parent or the Purchaser terminates the Merger Agreement in accordance with the provisions described in clause (d) under "Termination" above, the Company shall pay the Expenses of Parent and a $2.5 million termination fee (the "Termination Fee") upon demand; or (ii) if the Company terminates the Merger Agreement in accordance with the provision described in clause (e) under "Termination" above, the Company shall pay the Termination Fee within one business day following such termination and the Expenses of Parent upon demand.

   For purposes of the Merger Agreement, "Expenses" means, documented out-of-pocket fees and expenses incurred or paid by or on behalf of Parent, in connection with the Offer, the Merger or the consummation of any of the transactions contemplated by the Merger Agreement, including all fees and expenses of law firms, commercial banks, investment banking firms, accountants, experts and consultants to Parent.

The Stockholder Agreements

   The following summary of the stockholder agreements, by and among Parent, Purchaser and each director of the Company (the "Stockholder Agreements") is qualified in its entirety by reference to the Stockholder Agreements, copies of which are filed as exhibits hereto. The Stockholder Agreements should be read in their entirety for a more complete description of the matters summarized below. Capitalized terms used below and not otherwise defined shall have the meanings assigned to them in the Stockholder Agreements.

 The Stockholder Agreements

   Pursuant to the Stockholder Agreements, each Tendering Stockholder has agreed that, (a) such Tendering Stockholder shall vote the Shares held by such Tendering Stockholder in favor of the Merger and the Merger Agreement; (b) such Tendering Stockholder shall vote his Shares against (i) any other merger agreement or merger, consolidation, combination, sale of substantial assets, reorganization, recapitalization, dissolution, liquidation or winding up of or by the Company or any other Takeover Proposal or (ii) any amendment of the Company's Charter or By-laws or other proposal or transaction involving the Company or any of its subsidiaries, which amendment or other proposal or transaction would in any manner impede, frustrate, prevent or nullify the Merger, the Merger Agreement or any of the other transactions contemplated by the Merger Agreement; (c) such Tendering Stockholder shall not (i) sell, transfer, pledge, assign or otherwise dispose of, or enter into any contract, option or other arrangement (including any profit sharing arrangement) with respect to the sale, transfer, pledge, assignment or other disposition of, their Shares to any person other than the Purchaser or the Purchaser's designee or (ii) enter into any voting arrangement, whether by proxy, voting agreement or otherwise, in connection, directly or indirectly, with any Takeover Proposal; (d) such Tendering Stockholder shall not, and shall not permit any investment banker, attorney or other adviser or representative of such Tendering Stockholder to, (i) directly or indirectly solicit, initiate or encourage the submission of, any Takeover Proposal or (ii) directly or indirectly participate in any discussions or negotiations regarding, or furnish to any person any information with respect to, or take any other action to facilitate any inquiries or the making of any proposal that constitutes, or may reasonably be expected to lead to, any Takeover Proposal; and (e) the Tendering Stockholder shall tender pursuant to the Offer and not withdraw the Shares owned by such Tendering Stockholder. The Stockholder Agreements terminate upon the earlier of (i) the Effective Time and (ii) the termination of the Merger Agreement in accordance with its terms.

Item 4. The Solicitation or Recommendation.

 Recommendation of the Board of Directors

   The Company's Board of Directors has unanimously approved the Merger Agreement and determined that the Offer and the Merger are fair to and in the best interests of the stockholders of the Company and recommends that all stockholders of the Company accept the Offer and tender all their Shares pursuant to the Offer. This recommendation is based in part upon an opinion, dated July 25, 1999, received by the Company from U.S. Bancorp Piper Jaffray that, as of such date, the proposed cash consideration to be received by the Company's stockholders in the Offer and the Merger is fair to the stockholders (other than Purchaser, Parent and their affiliates) from a financial point of view. The full text of the opinion received by the Company from U.S. Bancorp Piper Jaffray is filed as Exhibit 3 to this Schedule 14D-9 and is also attached hereto as Annex A. Stockholders are urged to read such opinion in its entirety.

   As set forth in the Offer Documents, Purchaser will purchase Shares tendered prior to the close of the Offer if there shall have been validly tendered and not withdrawn such number of Shares that together with the Shares currently held by Holdings would constitute a majority of the Shares outstanding on a fully diluted basis, assuming the exercise of all options to purchase Shares, other than the Parent Option, and the conversion or exchange of all securities convertible or exchangeable into Shares (the "Minimum Condition") by that time and if all other conditions to the Offer have been satisfied (or waived). Stockholders considering not tendering their Shares in order to wait for the Merger should note that if the Minimum Condition is not satisfied or any of the other conditions to the Offer are not satisfied, Purchaser is not obligated to purchase any Shares, and can terminate the Offer and the Merger Agreement and not proceed with the Merger. Under the DGCL, the approval of the Company's Board of Directors and the affirmative vote of the holders of a majority of the outstanding Shares are required to approve the Merger. Accordingly, if the Minimum Condition is satisfied, Purchaser will have sufficient voting power to cause the approval of the Merger without the affirmative vote of any other stockholder. Further, under the DGCL, if Purchaser acquires at least 90% of the outstanding shares, Purchaser will be able to approve the Merger without a vote of the Company's stockholders.

   The Offer is scheduled to expire at 12:00 Midnight, New York City time, on August 26, 1999, unless Parent, in its sole discretion, elects to extend the period of time for which the Offer is open. A copy of the press release issued by the Company and Parent on July 26, 1999 announcing the Merger and the Offer is filed as Exhibit 4 to this Schedule 14D-9 and is incorporated herein by reference in its entirety.

 Background of the Offer

   In September 1997, Parent and the Company commenced discussions concerning cooperative business opportunities. These discussions resulted in the Company entering into a number of agreements with Parent on August 10, 1998. These agreements generally relate to (i) the right to market the Company's products by Parent in the United States, (ii) the purchase of Shares and the grant of a right to Parent to purchase additional Shares, (iii) rights granted to Parent with respect to future distribution arrangements in countries other than the United States and (iv) the non-exclusive right to negotiate with the Company with regard to any strategic transaction that the Company might consider. The maximum amount payable to the Company by Parent under these agreements (excluding the amount paid for Shares purchased by Holdings, as described below) is $6 million. In addition, pursuant to certain of the agreements, the Company paid to Parent commissions of $1,156,643 and $2,019,283 for the period from August 10, 1998 (when these agreements became effective) to December 31, 1998 and the first six months of 1999, respectively. Under the agreements, the Company must notify Parent if, at any time prior to August 1, 2008, the Company desires to enter into an agreement of any kind with respect to, or in connection with, (i) the Company's ultrasound or mechanical-stress therapies, or new applications of such therapies, or (ii) a merger, a sale of substantially all of the Company's assets, or other similar transaction. Parent then has the non-exclusive right to negotiate with the Company for a period of 45 days, during which time the Company may not execute a letter of intent or definitive agreement with any other party.

   In connection with the August 1998 transaction, Holdings entered into a stock purchase agreement with the Company pursuant to which it purchased 820,000 Shares for an aggregate purchase price of $4.1 million. Holdings and the Company also entered into a registration rights agreement with respect to the Shares. The Company also granted to Parent an option (the "Parent Option") to purchase Shares representing up to 19% (including the Shares already acquired by Holdings) of the outstanding Shares for a price per Share based upon the fair market value of the Shares at the time of exercise. Parent may exercise this option only if it exercises it right to enter into a worldwide distribution agreement with the Company.

   In October 1998, the Company engaged U.S. Bancorp Piper Jaffray as its financial adviser to assist the Company in evaluating various strategic alternatives with the objective of maximizing stockholder value.

   At the Company's Board of Directors meeting on February 25, 1999, U.S. Bancorp Piper Jaffray presented to the Company's Board of Directors and management the results of its analysis and the Board discussed these results in detail.

   As contemplated by the agreements signed in August 1998, in December 1998, Parent and the Company entered into negotiations with respect to a distribution agreement pursuant to which S&N or its affiliates would be the exclusive distributor for the sale and promotion of the Company's Sonic Accelerated Fracture Healing System in the United Kingdom. On April 9, 1999, Parent and the Company entered into a United Kingdom Distribution Agreement in furtherance of their existing sales and marketing relationship.

   On March 29, 1999, while attending a sales and reimbursement review meeting at Parent's headquarters in Memphis, Tennessee, Mr. Patrick A. McBrayer, President and Chief Executive Officer of the Company and Mr. Richard H. Reisner, Vice President and Chief Financial Officer of the Company, met with Mr. Larry Papasan, President of the Orthopedic Division of Parent. At that meeting Mr. McBrayer indicated to Mr. Papasan that the Company's Board of Directors had provided direction to Mr. McBrayer to seek to establish strategic relationships for certain new applications of the Company's ultrasound technology and to consider a possible acquisition of the Company.

   In anticipation of sending a formal notice pursuant to Parent's right of first negotiation described above, Mr. Reisner provided Mr. David Evans, Group Director, Business and Technical Support of the Orthopedic Division of Parent, on March 31, 1999 with certain financial information regarding the Company.

   On April 5, 1999, Mr. McBrayer wrote a letter to the Board updating them as to the status of his efforts with respect to seeking strategic partnerships and on April 20, 1999, he sent a letter (the "Notice") to Parent, on behalf of the Company, formally notifying Parent of the Company's intention to seek partners for certain new applications of the Company's ultrasound technology and for a possible business combination.

   In reaction to the Notice and in order to evaluate a possible transaction with the Company, Mr. Papasan reviewed a preliminary valuation of the Company prepared by Parent with the Group Executive Committee of S&N (the "S&N Executive Committee") on April 26, 1999. After considering this valuation, the members of the S&N Executive Committee instructed Mr. Papasan to continue discussions with the Company. As a result, on April 29, 1999, Mr. Papasan sent a letter to Mr. McBrayer notifying him of Parent's intent to exercise its right of first negotiation with the Company with respect to possible partnering relationships or a potential acquisition, thus triggering a period through June 15, 1999 during which the Company could not enter into a strategic alliance or acquisition agreement with any other third party.

   On May 18, 1999, Mr. Peter Huntley, Group Director, Business Development of S&N, Mr. Evans and certain other officers of Parent, along with representatives of Chase Securities Inc. ("Chase"), Parent's financial advisor, met with members of senior management of the Company, including Mr. McBrayer and Mr. Reisner, and U.S. Bancorp Piper Jaffray, the Company's financial advisor, to discuss the Company's financial performance and business prospects. Based upon this information and preliminary due diligence conducted after that meeting, Parent entered into a Confidentiality Agreement (the "Confidentiality Agreement") with the Company on June 2, 1999 to enable Parent to conduct a financial, legal, operational and scientific due diligence investigation in order to decide whether to seek a business combination with the Company. After the execution of the Confidentiality Agreement, Parent continued its due diligence.

   On June 8, 1999, Parent indicated to U.S. Bancorp Piper Jaffray that it would consider a possible business combination with the Company, subject to a number of conditions, including the approval of the Board of Directors of S&N and satisfactory due diligence results. Parent also communicated its preliminary valuation of the Company. A special telephonic meeting of the Company's Board of Directors was held on June 11, 1999 to discuss this valuation and the status of discussions with Parent. In addition to all of the members of the Board, Mr. Reisner and representatives of U.S. Bancorp Piper Jaffray and Brobeck, Phleger & Harrison LLP, the Company's counsel ("Brobeck"), were present. Mr. McBrayer updated the directors on the status of discussions with Parent, including its proposal to structure an acquisition as a cash tender offer, the valuation proposed, and the fact that the 45-day non-exclusive right of negotiation period would expire on June 15, 1999. The directors discussed the proposal at length and instructed Mr. McBrayer to inform Parent that its proposed valuation would not be acceptable to the Company's Board of Directors. The directors acknowledged, however, that negotiations and due diligence were proceeding in good faith and agreed to have the Company enter into an exclusive non-solicitation agreement with Parent.

   Mr. Papasan and Mr. McBrayer spoke on June 17, 1999 to discuss Parent's initial proposed valuation of the Company. Mr. McBrayer indicated that the Company could not accept this valuation. Discussions regarding the appropriate valuation of the Company continued on June 18, 1999 between Chase and U.S. Bancorp Piper Jaffray and Mr. Papasan and Mr. McBrayer.

   On June 24, 1999, after further reviewing the Company's financial results and business prospects with Parent, Chase contacted U.S. Bancorp Piper Jaffray to indicate that Parent would value the Company at $5.15 per Share, subject to the previously communicated conditions. A special telephonic meeting of the Company's Board of Directors was held on June 28, 1999. In addition to a majority of the members of the Board, Mr. Reisner and representatives of U.S. Bancorp Piper Jaffray and Brobeck participated. Mr. McBrayer updated the Board on the current status of negotiations and due diligence by the Parent, the proposed cash purchase price of $5.15 per share and Parent's request for an extension of the Company's non-solicitation agreement. After lengthy discussion, the Board of Directors authorized Mr. McBrayer, on behalf of the Company, to extend the non-solicitation period through July 26, 1999. The Company's financial advisors responded on June 29, 1999 and indicated that the Company would be willing to consider a business combination at the proposed price. Parent and the Company then amended the Confidentiality Agreement to extend the exclusivity period (which had expired on June 9, 1999) to July 26, 1999.

   On July 2, 1999, Mr. Papasan and Mr. McBrayer discussed key due diligence issues, a schedule for completing due diligence and arrangements for manufacturing and quality assurance audits of the Company to be performed by Parent.

   On July 7, 1999, management of S&N circulated a paper to the Board of Directors of S&N indicating its preliminary recommendation of an acquisition of the Company, subject to the completion of satisfactory due diligence and the negotiation of satisfactory legal documentation.

   On July 22, 1999, the Company's Board of Directors held a regularly scheduled meeting at which all directors were present. Mr. Reisner and representatives of U.S. Bancorp Piper Jaffray and Brobeck were also present. The directors reviewed in detail with counsel drafts of the Merger Agreement, a form of the Stockholder Agreements and a proposed amendment to the Rights Plan. Representatives of U.S. Bancorp Piper Jaffray delivered a presentation regarding financial analyses it had undertaken based upon the proposed consideration to be received in the Merger.

   On July 25, 1999, the Company's Board of Directors held a telephonic meeting with all members present. Mr. Reisner and representatives of U.S. Bancorp Piper Jaffray and Brobeck also attended the meeting. U.S. Bancorp Piper Jaffray updated the Board as to certain aspects of its July 22 presentation, and rendered to the Board its oral opinion (which opinion was subsequently confirmed by delivery of a written opinion dated July 25, 1999) as to the fairness, from a financial point of view, of the cash consideration to be received in the Offer and Merger by the holders (other than Purchaser, Parent and their affiliates) of Shares. The Company's Board of Directors then unanimously (i) determined that the Merger Agreement was fair and in the best interests of the stockholders of the Company, (ii) declared the Merger Agreement and the transactions contemplated thereby to be advisable and in the best interests of the stockholders of the Company, (iii) approved the Merger Agreement and the transactions contemplated thereby, including the Second Amendment to the Rights Agreement, and (iv) recommended that the holders of Shares accept the Offer, tender their Shares pursuant to the Offer and approve and adopt the Merger Agreement and the transactions contemplated thereby.

   On July 25, 1999, all necessary responses from the Board of Directors of S&N had been received and a board resolution approving the transaction was passed authorizing the Banking & Finance Committee of S&N to effect the transaction. On the afternoon of July 25, 1999, the Banking & Finance Committee of S&N, after receiving a final due diligence report from certain officers of Parent, also approved the Merger Agreement and the Stockholder Agreements.

   On July 25, 1999, the Merger Agreement and the Stockholder Agreements were signed and delivered by the respective parties thereto.

   On July 26, 1999, prior to the opening of stock trading, S&N, Parent and the Company issued a press release announcing the transaction. On July 30, 1999, the Purchaser commenced the Offer.

 Reasons for the Recommendation.

   In reaching its conclusions described above, the Company's Board of Directors considered a number of factors, including, without limitation, the following:

     1. the financial and other terms and conditions of the Offer and the Merger Agreement;

     2. the fact that the $5.15 per Share price to be received by the Company's stockholders in both the Offer and the Merger represents a 19.42% premium over the closing market price of $4.3125 per Share on July 23, 1999, the last full trading day prior to the approval of the Merger Agreement by the Company's Board of Directors, a premium of 111.28% over the closing market price of $2.4375 per share on June 25, 1999, the 20th full trading day prior to the approval of the Merger Agreement by the Company's Board of Directors, and a premium of 106.91% over the average closing prices for the 20 trading day period ending on July 23, 1999. The Board of Directors also considered the fact that such price would be payable in cash, thus eliminating any uncertainties in valuing the consideration to be received by the Company's stockholders;

     3. the opinion of U.S. Bancorp Piper Jaffray, dated July 25, 1999, that, as of such date, the proposed cash consideration to be received by the Company's stockholders pursuant to the Offer and the Merger was fair to such stockholders (other than Purchaser, Parent and their affiliates) from a financial point of view. A copy of U.S. Bancorp Piper Jaffray's written opinion is attached to this Schedule 14D-9 as Annex A and is incorporated herein by reference. You should read this opinion in its entirety for a description of the procedures followed, assumptions and qualifications made, matters considered and limitations of the review undertaken by U.S. Bancorp Piper Jaffray. In connection with delivering its opinion, U.S. Bancorp Piper Jaffray made a presentation to the Company's Board of Directors at meetings held on July 22 and July 25, 1999, as to various financial and other matters underlying such opinion including, among other things, (a) a review of the Company's historical and projected operating performance; (b) a review of the historical stock prices and trading volumes of the Shares; (c) a discounted cash flow analysis of the Company;
  (d) an analysis of the Offer Price as a multiple of various measures of the Company's operating performance; (e) a review of the public market value and trading multiples of selected publicly traded companies in the medical technology industry; (f) a review of selected transactions in the orthopaedic segment of the medical technology industry; and (g) a review of the premiums paid in the medical technology industry.

     4. the Company's business, financial condition, results of operations, assets, liabilities, business strategy and prospects on both an historical and a projected basis, as well as various uncertainties associated with those prospects, including (a) the technological risks involved in developing and commercializing the Company's cartilage, spine fusion and mechanical stress technologies and the amount of time and funding expected to be required for these projects, and (b) the risks associated with seeking and obtaining regulatory and reimbursement approval of the Company's current and future products;

     5. an analysis by the Board of Directors and senior management of the Company, with the assistance of U.S. Bancorp Piper Jaffray, of the various alternatives available to the Company regarding developing and commercializing each of its technologies, including conducting such activities on its own or through joint ventures or other agreements with one or more strategic partners;

     6. a review of the medical technology industry, particularly the companies that might be potential acquirors of the Company, as well as discussions held in the past with these companies;

     7. the depressed valuations of many medical technology companies, including the Company, in the public market and the potential cost to these companies to obtain additional capital;

     8. the current strategic relationship between the Company and Parent and the business and operational synergies that have been achieved in that relationship. The Board of Directors also considered the effect that this relationship could have on a competitor's analysis regarding an acquisition of the Company or a strategic relationship with the Company for one or more of its future technologies. The Board of Directors also considered the potential difficulty in managing multiple strategic relationships at the same time;

     9. the fact that the Offer and the Merger would not be subject to any financing condition and that Parent has represented that it has sufficient cash to acquire all of the Shares in the Offer and the Merger;

     10. the likelihood that the proposed Merger would be consummated, including the terms of the Merger Agreement related thereto and the reputation and experience of Parent;

     11. the fact that, to the extent required by the fiduciary obligations of the Company's Board of Directors to the stockholders under the DGCL, the Company may withdraw its recommendation with respect to the Offer and the Merger in order to approve a tender offer or exchange offer for the Shares or other proposed business combination by a third party on terms more favorable to the Company's stockholders than the Offer and the Merger taken together, such actions providing Parent the right to terminate the Merger Agreement and receive from the Company a $2.5 million termination fee plus Parent's actual expenses associated with the Offer and the Merger. See Item
  3. "Identity and Background--Merger Agreement--Termination" and "--Fees and Expenses."

In light of all the factors set forth above, the Board of Directors approved the Offer and the Merger. In view of the variety of factors considered in connection with its evaluation of the Offer and the Merger, the Board of Directors did not assign relative weights to the specific factors considered in reaching its decision.

Item 5. Persons Retained, Employed or to be Compensated.

   The Company retained U.S. Bancorp Piper Jaffray as its financial advisor in connection with the Offer and the Merger. Pursuant to its agreements with the Company, dated May 4, 1999, U.S. Bancorp Piper Jaffray will become entitled to receive a fee of (i) 1.5% of the aggregate consideration paid to stockholders in the Merger and (ii) $250,000 upon delivery of a fairness opinion (to be credited against any fee otherwise payable under clause (i)). In addition, $75,000, which was paid to U.S. Bancorp Piper Jaffray in connection with its analysis of the Company's strategic alternatives in early 1999, will be credited against any such fees due. The Company has agreed to reimburse U.S. Bancorp Piper Jaffray monthly for its reasonable out-of-pocket expenses incurred in connection with the Merger. The Company has also agreed to indemnify U.S. Bancorp Piper Jaffray, its directors, officers, employees, agents, and each person, if any, controlling U.S. Bancorp Piper Jaffray or any of its affiliates against certain liabilities (and certain related expenses) relating to or arising out of its engagement.

   Except as set forth above, neither the Company nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the stockholders of the Company on its behalf with respect to the Offer and the Merger.

Item 6. Recent Transactions and Intent with Respect to Securities.

   (a) During the past sixty days, no transactions in the Shares have been effected by the Company or, to the best of the Company's knowledge, by any executive officer, director, affiliate, or subsidiary of the Company.

   (b) To the best knowledge of the Company, all of its executive officers and directors currently intend to tender pursuant to the Offer all Shares held of record or beneficially owned by them.

Item 7. Certain Negotiations and Transactions by the Subject Company.

   (a) Except as set forth herein, no negotiation is being undertaken or is underway by the Company in response to the Offer which relates to or would result in (i) an extraordinary transaction, such as a merger or reorganization, involving the Company or any subsidiary thereof; (ii) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary thereof; (iii) a tender offer for or other acquisition of securities by or of the Company; or (iv) any material change in the present capitalization or dividend policy of the Company.

   (b) Except as set forth herein, there is no transaction, board resolution, agreement in principle or signed contract in response to the Offer that relates to or would result in one or more of the events referred to in Item 7(a) above.

Item 8. Additional Information to be Furnished.

Section 203.

   As a Delaware corporation, the Company is subject to Section 203 ("Section 203") of the DGCL. Section 203 would prevent an "Interested Stockholder" (generally defined as a person beneficially owning 15% or more of a corporation's voting stock) from engaging in a "Business Combination" (as defined in Section 203) with a Delaware corporation for three years following the date such person became an Interested Shareholder unless: (i) before such person became an Interested Stockholder, the board of directors of the corporation approved the transaction in which the Interested Stockholder became an Interested Stockholder or approved the Business

Combination, (ii) upon consummation of the transaction which resulted in the Interested Shareholder becoming an Interested Stockholder, the Interested Stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding for purposes of determining the number of shares of outstanding stock held by directors who are also officers and by employee stock ownership plans that do not allow plan participants to determine confidentially whether to tender shares), or (iii) following the transaction in which such person became an Interested Stockholder, the Business Combination is (x) approved by the board of directors of the corporation and (y) authorized at a meeting of shareholders by the affirmative vote of the holders of at least 66 2/3% of the outstanding voting stock of the corporation not owned by the Interested Stockholder. In accordance with the provisions of the Company's Certificate of Incorporation and Section 203, the Board of Directors of the Company has approved the Merger Agreement and the Stockholders Agreement and Purchaser's acquisition of Shares pursuant to the Offer and the Merger and the transactions contemplated by the Merger Agreement and, therefore, the restrictions of Section 203 are inapplicable to the Merger, the Offer and the related transactions.

Antitrust.

   Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended ("HSR Act") and the rules that have been promulgated thereunder by the Federal Trade Commission (the "FTC"), certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the United States Department of Justice (the "Antitrust Division") and the FTC and certain waiting period requirements have been satisfied. The acquisition of Shares by Purchaser pursuant to the Offer is subject to such requirements.

   Pursuant to the requirements of the HSR Act, Parent intends to file the required Notification and Report Forms (the "Forms") with the Antitrust Division and the FTC on July 30, 1999, and the Company expects to file the Forms with such agencies on July 30, 1999. The statutory waiting period applicable to the purchase of Shares pursuant to the Offer is to expire at 11:59 P.M., Washington, D.C. time, on August 14, 1999. However, prior to such date, the Antitrust Division or the FTC may extend the waiting periods by requesting additional information or documentary material relevant to the acquisition. If such a request is made, the waiting period will be extended until at least 11:59 P.M., Washington, D.C. time, on the tenth day after substantial compliance by Parent with such request. Thereafter, such waiting periods can be extended only by court order. A request is being made pursuant to the HSR Act for early termination of the applicable waiting period. There can be no assurance, however, that the waiting period will be terminated early. The Merger Agreement provides that, if by the expiration of the Offer, the applicable waiting period under the HSR Act shall not have expired or been terminated, Parent may, without the consent of the Company, extend the Offer from time to time until the date that such waiting period has expired or been terminated.

   The Antitrust Division and the FTC frequently scrutinize the legality under the antitrust laws of transactions. At any time before or after the consummation of any such transactions, the Antitrust Division or the FTC could, notwithstanding termination of the waiting period, take such action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer or seeking divestiture of the Shares so acquired or divestiture of substantial assets of Parent or the Company. Private parties may also bring legal actions under the antitrust laws. There can be no assurance that a challenge to the Offer on antitrust grounds will not be made, or if such a challenge is made, what the result will be. See Item 3, "Identity and Background--The Merger Agreement--Conditions Precedent."

   The Company and S&N plan to make a filing in Germany in order to consummate the transactions contemplated by the Offer and the Merger, and if necessary or desirable, may make similar filings in Australia, Japan and possibly other countries.

Item 9. Material to be Filed as Exhibits.

 Exhibit
 -------
   1     Agreement and Plan of Merger dated as of July 25, 1999 among Parent,
         Purchaser and the Company
   2(a)  Stockholder Agreement, dated as of July 25, 1999, among Purchaser,
         Parent and John P. Ryaby.
   2(b)  Stockholder Agreement, dated as of July 25, 1999, among Purchaser,
         Parent and Buzz Benson.
   2(c)  Stockholder Agreement, dated as of July 25, 1999, among Purchaser,
         Parent and Donald J. Lothrop.
   2(d)  Stockholder Agreement, dated as of July 25, 1999, among Purchaser,
         Parent and Peter C. Madeja.
   2(e)  Stockholder Agreement, dated as of July 25, 1999, among Purchaser,
         Parent and David J. Ottensmeyer.
   2(f)  Stockholder Agreement, dated as of July 25, 1999, among Purchaser,
         Parent and Terence D. Wall.
   2(g)  Stockholder Agreement, dated as of July 25, 1999, among Purchaser,
         Parent and Patrick A. McBrayer.
   3     Opinion of U.S. Bancorp Piper Jaffray Inc., dated July 25, 1999
   4     Press Release of the Company dated July 26, 1999
   5     Letter dated July 30, 1999 from Patrick A. McBrayer to the stockholders of the Company (included with Schedule 14D-9 mailed to stockholders)

                                   SIGNATURE

   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 30, 1999

EXOGEN, INC.

By: /s/ Patrick A. McBrayer
  ---------------------------
  President and Chief Executive
   Officer

                                                                         Annex A

The Board of Directors
Exogen, Inc.
10 Constitution Avenue
Piscataway, NJ  08855

Members of the Board:

You have requested our opinion as to the fairness, from a financial point of view, to the holders of common stock (the "Common Stock") of Exogen, Inc. ("Exogen") of the proposed cash consideration to be paid pursuant to an Agreement and Plan of Merger (the "Agreement"), among Smith & Nephew Acquisition, Inc. ("Purchaser"), a wholly owned subsidiary of Smith & Nephew, Inc., and Exogen. Pursuant to the Agreement, Purchaser would make a cash tender offer ("Tender Offer") for all of the outstanding Common Stock at a purchase price of $5.15 per share. Following completion of the Tender Offer, Purchaser would be merged into Exogen (the "Merger") and each outstanding share of Common Stock would be converted into the right to receive $5.15 in cash. The terms and conditions of the Tender Offer and Merger (collectively, the "Transaction") are more fully set forth in the Agreement.

U.S. Bancorp Piper Jaffray Inc., as a customary part of its investment banking business, is engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, underwriting and secondary distributions of securities, private placements and valuations for estate, corporate and other purposes. We have acted as exclusive financial advisor to Exogen in connection with the Agreement and will receive a fee for our services which is contingent upon consummation of the Agreement. In addition, we will receive a separate fee for providing this opinion. This opinion fee is not contingent upon the consummation of the Agreement. Exogen has also agreed to indemnify us against certain liabilities in connection with our services. We make a market in the Common Stock and provide research coverage for Exogen. We acted as co-manager of the initial public offering of the Common Stock on July 20, 1995. In the ordinary course of our business, we and our affiliates may actively trade securities of Exogen for our own account or the account of our customers and, accordingly, may at any time hold a long or short position in such securities.

Exogen, Inc.
July 25, 1999
Page 2


In arriving at our opinion, we have undertaken such review, analyses and inquiries as we deemed necessary and appropriate under the circumstances. Among other things, we have reviewed (i) a draft copy of the Agreement and Plan of Merger dated July 25, 1999, (ii) certain financial, operating, business and other information relative to Exogen, (iii) certain internal financial information of Exogen on a stand-alone basis furnished by the management of Exogen, (iv) to the extent publicly available, the stock price premiums paid and financial terms of certain acquisition transactions involving companies operating in industries in which Exogen operates and operating performance and valuation analyses of selected public companies deemed comparable to Exogen, and
(v) certain publicly available market and securities data of Exogen. In addition, we had discussions with members of the management of Exogen concerning the financial condition, current operating results and business outlook for Exogen on a stand-alone basis.

We have relied upon and assumed the accuracy, completeness and fairness of the financial statements and other information provided to us by Exogen, or otherwise made available to us, and have not assumed responsibility for the independent verification of such information. We have relied upon the assurances of the management of Exogen that the information provided to us by Exogen has been prepared on a reasonable basis, and, with respect to financial planning data and other business outlook information, reflects the best currently available estimates, and that they are not aware of any information or facts that would make the information provided to us incomplete or misleading.

In arriving at our opinion, we have not performed any appraisals or valuations of any specific assets or liabilities of Exogen, and have not been furnished with any such appraisals or valuations. We express no opinion regarding the liquidation value of any entity.

This opinion is necessarily based upon the information available to us and facts and circumstances as they exist and are subject to evaluation on the date hereof; events occurring after the date hereof could materially affect the assumptions used in preparing this opinion. We are not expressing any opinion herein as to the price at which shares of Common Stock have traded or may trade at any future time. We have not undertaken to reaffirm or revise this opinion or otherwise comment upon any events occurring after the date hereof and do not have any obligation to update, revise or reaffirm this opinion.

Exogen, Inc.
July 25, 1999
Page 3


This opinion is directed to the Board of Directors of Exogen and is not intended to be and does not constitute a recommendation to any shareholder. We were not requested to opine as to, and this opinion does not address, the basic business decision to proceed with or effect the Transaction. This opinion shall not be published or otherwise used, nor shall any public references to us be made, without our prior written approval.


Based upon and subject to the foregoing and based upon such other factors as we consider relevant, it is our opinion that the $5.15 per share in cash proposed to be received in the Transaction by the stockholders of Exogen (other than Purchaser, Smith & Nephew and their affiliates) pursuant to such Agreement is fair, from a financial point of view, to such stockholders as of the date hereof.

Sincerely,


U.S. BANCORP PIPER JAFFRAY INC.